Exhibit 99.10

From: Harpster, Noah <Noah.Harpster@philips.com>

Sent: Friday, December 18, 2020 12:33 PM

To: Harpster, Noah <Noah.Harpster@philips.com>

Subject: A Message from Vitor Rocha: BioTelemetry Acquisition

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Dear NA team,

As you may have seen, Philips has signed an agreement to acquire BioTelemetry, Inc., a leading remote cardiac diagnostics and monitoring company that monitors over one million patients per year, primarily in the U.S.

This acquisition complements the Philips Connected Care strategy by expanding our leadership in patient care management solutions for the hospital and the home. Leveraging our collective expertise, especially through BioTelemetry’s portfolio of wearable sensors, AI data analytics and services platform, we are in an optimal position to unite devices, data, technology and, most importantly, people across true networks of care to deliver on the quadruple aim. At a point when COVID-19 has accelerated the need for telehealth and virtual care, their leadership in the ambulatory, or outpatient, care monitoring space will also strengthen Philips’ current offering and accelerate the development of scalable out-of-hospital monitoring services.

While we are excited to share and celebrate the good news, we have now entered a critical transition period, between the signing of the agreement and the close of the deal, that restricts what we can say and do related to this transaction. This requires us to abide by very strict legal rules, governed by U.S. securities laws, which apply to what we say internally and externally.

To assist you during this transitional period, we have outlined what this means to employees, and the guidelines everyone is asked to follow, below:

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Do not post to social media on the topic of the acquisition. This includes all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products. Between sign and close, we will continue to operate as two separate companies.

•	We cannot assist, communicate, engage, team up or help sell any BioTelemetry products at this time, nor can you speak to any of their representatives about Philips.

•	Once the transaction is closed, we will begin the process of engaging the BioTelemetry team. Then – and only then – will we look to find ways to accelerate our collaboration in the market.

•	If you receive questions from customers: please use the talking points provided here. Do not speculate on technology, deal dynamics or structure.

•	Until close, we need to stay focused on our own business goals.

At this time, all communications surrounding the acquisition, beyond what is covered in the press release, are strictly confidential as these details may be commercially sensitive. The exchange of commercially sensitive information with a competitor amounts to a violation of the antitrust rules, for which both Philips and individual employees can be held liable. We are relying on your professionalism and ethics to not discuss any aspect of this transaction with any non-Philips employee or industry colleagues, throughout the duration of sign to close period. Protecting Philips and the customers of both companies is critical in ensuring the success of this transaction.

Despite a changing world and unprecedented times, with all of your contributions, we’ve had a strong 2020. We need to keep this momentum going and make 2021 a record year. We have great things ahead of us with this acquisition and I appreciate your focus and commitment – and abiding by these critical rules of engagement.

We look forward to updating you more once the deal closes and we formally begin the integration process.

Vitor Rocha

Chief Market Leader - Philips North America

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

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